

May 22, 2026

Jeffrey Walker
Chief Executive Officer
Alliance Entertainment Holding Corporation
8201 Peters Road, Suite 1000
Plantation, FL 33324

> **Re: Alliance Entertainment Holding Corporation**
> **Registration Statement on Form S-3**
> **Filed May 15, 2026**
> **File No. 333-295949**

Dear Jeffrey Walker:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Alyssa Wall at 202-551-8106 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Peter M. Melampy